# EMPLOYMENT AGREEMENT

*between*

## AdCare Health Systems, Inc. (the "Company")

*and*

## David A. Tenwick (the "Officer")

This Employment Agreement ("Agreement") is made in Springfield, Ohio as of September 1, 2008.

## Background

The Officer has been employed by the Company prior to the date of this Agreement. As of the date hereof, the Officer has been offered by the Company an option to continue employment for a period of three (3) years upon the agreement of the Officer to execute and comply with the terms of this Agreement.

## Statement of Agreement

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.    Employment. For the purposes and upon the terms and conditions hereinafter set forth, the Company agrees to employ the Officer, and the Officer accepts such employment.

Section 2.    Duties. The Officer shall be employed as Chairman. The Officer shall have such duties and responsibilities as are commonly incident to the office of Chairman as he has historically performed them. The Officer shall devote such time, attention and energy to the business of the Company and the performance of his duties hereunder as he has done historically. Officer will also be expected to carry out his duties with the highest degree of ethical and moral standards and to comply with all terms and conditions regarding the nature and manner in carrying out his duties as may be established from time to time by the Company and set forth in its employee handbook or manual.

Section 3.    Compensation. The Officer shall be paid a salary of $150,000 per year (the "Salary"), payable in installments on the date of the Company's regular pay periods or such other installments as the Officer and the Company from time to time mutually agree upon. The Salary shall be prorated on a daily basis for any partial salary payment periods for which services are rendered at the end of the employment period. The Salary may be adjusted from time to time by mutual agreement of the Officer and the Company with a minimum salary increase of 5% per year, and if so adjusted, the adjusted amount shall thereafter be deemed to be the "Salary" for all purposes under this Agreement.

Section 4.    Officer Benefits; Vacation.  During the Employment Term and subject to the provisions of Section 6, the Officer shall be entitled to participate in such group life insurance, hospitalization medical insurance, retirement, and other group employee benefits as are presently or may hereafter be provided to other similar executive employees of the Company, which benefits may be in varying amounts and scope relative to lawfully permissible criteria, and paid vacation during each full calendar year of employment in accordance with the Company's vacation policy for salaried employees.  In addition to the benefits generally available to executive employees of the Company, the Company agrees to provide disability benefits to the Officer in the amount of 100% of his full salary for a period of three (3) months after the date of disability (as defined below) and 60% of is base salary as of the date of disability for an additional twenty-one (21) months.  For purposes of this Agreement, the term "disability" will mean the inability of the Officer to perform his duties for medical reasons for a period of 90 days out of any 365 day period.  In the event there is a question as to whether or not the Officer is disabled the Board of Directors will select a qualified physician from Riverside Methodist Hospital in Columbus, Ohio who will make the determination which will be binding on both Officer and the Company.

Section 5.    Business Expenses.  The Officer will be entitled to participate in the Company's Executive Expense Allowance Program to the extent of $35,000 per year.  The expense allowance for the Officer will be paid equally over the course of the year in connection with regular salary payments to the Officer and may be used by the Officer to reimburse him for insurance premiums, automobile expenses, home office expenses and other reasonable business expenses incurred by the Officer in connection with his performing duties for the Company.  The deductibility of any such business expenses for IRS purposes will be the responsibility of the Officer.  In addition, upon the Officer's periodic presentation of an itemized account therefore, the Company shall pay or reimburse the Officer for reasonable direct out of pocket expenses incurred by the Officer on behalf of the Company in connection with and reasonably necessary for the routine rendering of his services to the Company hereunder.

Section 6.    Term of Employment.

(a)    The Officer's employment shall be for a period of thirty-six (36) months (the "Employment Term").  The Employment Term may be extended or renewed by mutual agreement of the Officer and the Company acting through the Compensation Committee.

(b)    Upon termination of the Officer's employment, the Officer shall have no obligation or duty to further serve the Company in any capacity, nor shall the Company be under any obligation or duty to employ the Officer or provide the benefits specified in Section 4 make any of the payments provided for in Sections 3, 4, or 5 (except to the extent any such benefits are governed by law or any such payments under Sections 3, 4, or 5 have accrued prior to and remain unpaid as of the effective date of such termination).

(c)    If the Officer's employment is terminated by the Officer prior to the expiration of the Employment Term for any reason, other than the Officer's death or disability, or by the Company for "cause", the Officer shall not receive any further salary after the termination date. In all other instances, the Officer, or his successors and assigns, will receive his salary through the Employment Term plus one (1) additional year of his then current annual salary as severance pay. In addition, family medical insurance will be continued for the Officer and his family through the Employment Term plus two (2) additional years. If the Officer's employment is not extended or renewed at the end of the Employment Term, the Officer shall receive one (1) additional year of his then current salary as severance pay plus two (2) additional years of family medical insurance. In the event that the Officer is terminated by the Company for any reasons other than "cause" within twenty-four (24) months after the occurrence of a Control Event (defined below) then the Officer will receive two (2) additional years of his then current salary as severance pay and if the Officer's employment is not extended or renewed at the end of the Employment Term within 24 months after a Control Event, the Officer will receive two (2) additional years of his then current salary as severance pay. Termination of the Officer's employment by the Company shall constitute a termination "cause" under this Section 6(c) in the event of Officer's fraud, dishonesty, willful misconduct, or gross negligence in his performance of his duties hereunder, or Officer's conviction for a crime of moral turpitude, or material breach by the Officer of this Agreement. In addition, for purposes of this Agreement, the term "Control Event" means any event involving a change in control of the Company including, but not limited to, the sale of a majority of the assets of the Company or the acquisition of 50% or more of the stock (by purchase or through a merger) of the Company by a single purchaser or its affiliates.

Section 7. <u>Certain Officer Covenants</u>. The Officer expressly covenants and agrees to and with the Company as hereinafter set forth in this Section 7.

(a) <u>Non-Competition</u>. In the event that the Officer's employment is voluntarily terminated by the Officer or is terminated by the Company for cause (as defined in paragraph 6(c) above), then for a period of 12 months after the date of the agreement, the Officer shall not, anywhere within any state where the Company conducts business, directly or indirectly, acting along or with others, own, manage, operate or control, or participate in the ownership, management, operation or control of, or be connected with as an officer, director, employee, consultant, partner, shareholder or otherwise, or have any beneficial interest in, or assist anyone else in the conduct of, or otherwise compete with the Company in, any business or enterprise which is (directly or through an affiliate) in competition with the Company (the "Business"). Notwithstanding anything herein to the contrary, the provisions of this Section shall not prohibit the Officer from owning not more than 1% of the securities of any corporation which competes with the Company and whose shares are regularly traded on a nationally recognized stock exchange or over-the-counter market.

(b) <u>Prohibition Against Hiring Employees</u> In the event that the Officer's employment is voluntarily terminated by the Officer or is terminated by the Company for cause (as defined in paragraph 6(c) above), then for a period of 12 months after the date hereof the Officer shall not directly or indirectly solicit for employment or directly or indirectly assist others in soliciting for employment any person who was an employee of the Company at any time during the twelve months preceding the date of the Officer's termination of employment unless the employment of such employee has been terminated by the Company or such employee has been laid-off by the Company during such period.

(c)      Confidential Information.   Except to the extent required in the performance of his duties hereunder, the Officer shall not at any time while he is employed by the Company or after termination of his employment, directly or indirectly, disclose, disseminate or otherwise publish "confidential information."   For purposes of this Agreement, the term "confidential information" means information and know-how disclosed to or known by the Officer which relates to the conduct of the Business by the Company or any business activity under development or research by the Company or which is a business opportunity of the Company and which information has not become a matter of general public knowledge or is not a matter of general knowledge within the Company's industry, including without limitation, trade secrets, proprietary data and bid and contractor and subcontractor information.   "Confidential information" shall also include any document or information (whether of the Company or of any person with which the Company has an agreement with respect to the confidentiality of information) labeled "confidential," "proprietary," or words of similar import and which has not become a matter of general public knowledge and is not a matter of general knowledge within the Company's industry.

(d)      Return of Information.  Upon termination of the Officer's employment for whatever reason, the Officer shall return to or leave with the Company, without making or retaining copies thereof, all documents, records, notebooks and similar repositories containing confidential information.

(e)      Reasonableness of Covenants.   The Officer has carefully considered the nature and extent of the restrictions upon his and the rights and remedies conferred upon the Company under this Section 7, and hereby acknowledges and agrees that, in light of his position, the information to which he will be privy, and the nature of the business, the same are reasonable in time and territory, are designed to eliminate competition which would be unfair to the Company, are fully required to protect the Company's legitimate interests, and do not confer a benefit upon the Company disproportionate to any detriment to the Officer.

If the Officer breaches any of the agreements contained in this Section 7, then, in addition to any other rights or remedies which the Company may have, the Company shall have the right to an accounting and repayment of all profits or other benefits directly realized as a result of any such breach,  to collect any damages caused by such breach in addition to those specifically listed herein, and  to enforce any legal or equitable remedy (including injunctive relief) that it may have against the Officer to prevent further injury to the Company resulting from such breach.

The Officer acknowledges that any breach of the agreements contained in this Section could cause irreparable damage to the Company.  The Officer acknowledges that damages in the event of Officer's breach of this Agreement will be difficult, if not impossible, to ascertain and therefore it is agreed that the Company, in addition to, and without limiting any other remedy or right it may have under this Agreement or the law, will have the right to an injunction in enjoining any such breach.  The Officer agrees to reimburse the Company for all costs and expenses, including reasonable attorney's fees, incurred by the Company because of any breach of this provision, but only in the event that the Officer willfully continues such breach or fails to cure such breach, following written notice thereof from the Company.

All covenants and provisions contained in Section 7 shall survive the termination of the Officer's employment, regardless of the reason of such termination.

The Officer confirms that he has reviewed this Agreement with his independent legal counsel.

Section 8.    Notices.  Any notice or other communication required or desired to be given hereunder shall be in writing and shall be deemed duly given when personally delivered or when deposited in the United States mail, first class postage prepaid, properly addressed to the parties at their respective addresses set forth at the end of this Agreement or such addresses as shall be given by notice of any party.

Section 9.    Actions by the Company.  Any determination, consent, waiver, agreement, or other action under or with respect to this Agreement and its implementation of or by the Company shall not be deemed made, taken or effected hereunder unless made, taken or effected in a writing signed by a duly authorized officer of the Company.

Section 10.    Waiver; Remedies Cumulative.  No waiver of any right or option hereunder by any party shall operate as a waiver of any other right or option, or the same right or option as respects any subsequent occasion for its exercise, or of any legal remedy. No waiver by any party of any breach of this Agreement or of any agreement or covenant contained herein shall be held to constitute a waiver of any other breach or a continuation of the same breach.  All remedies provided by this Agreement are in addition to all other remedies by it or the law provided.

Section 11.    Assignment.  This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company.  Neither this Agreement nor any rights hereunder shall be assignable by the Officer and any such purported assignment by his shall be void and of no force or effect.

Section 12.    Applicable Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Ohio.  Any action for breach or to enforce the terms of this Agreement, including without limitation the covenants and provisions contained in Section 8, may be brought in any state court in Montgomery County, Ohio or in federal court in Dayton, Ohio, and the parties hereby consent to jurisdiction and venue in such court.

Section 13.    Miscellaneous.  The invalidity or unenforceability of any term or provision of this Agreement shall not impair or affect the other provisions hereof, which shall remain in full force and effect.  This Agreement constitutes the entire understanding between the parties concerning the Officer's employment with the Company and supersedes any and all previous agreements between the Officer and the Company concerning such employment.  This Agreement cannot be amended or modified in any respect, unless such amendment or modification is evidenced by a written instrument signed by both the





Company and the Officer. The captions of the various sections of this Agreement are not a part of the context hereof, are inserted merely for convenience in locating the different provisions hereof and shall be ignored in construing this Agreement.

The parties have executed multiple counterparts of this Agreement, each of which shall be deemed to be an original, as of the date set forth at the beginning hereof.

| COMPANY: | OFFICER: |
|---|---|
| ADCARE HEALTH SYSTEMS, INC.<br>5057 Troy Road<br>Springfield, Ohio 45502-9032 | DAVID A. TENWICK<br>8503 Misty Woods Circle<br>Powell, Ohio 43065 |
| By: Gary L. Wade<br>Gary L. Wade, President | David A. Tenwick<br>David A. Tenwick |